EX h.2

AMENDMENT NO. 1 TO THE AMENDED AND RESTATED TRANSFER, DIVIDEND DISBURSING AND SHAREHOLDERS’ SERVICING AGENT AGREEMENT

This Amendment No. 1 (the “Amendment”), dated as of September 21, 2016, to the Transfer, Dividend Disbursing and Shareholders’ Servicing Agent Agreement, dated as of May 1, 2010 (the “Agreement”), is by and between Wanger Advisors Trust, a Massachusetts business trust (the “Trust”), and Columbia Management Investment Services Corp., a Minnesota corporation (the “Transfer Agent”).

WHEREAS, the Trust and the Transfer Agent desire to amend the Agreement to include a forum selection clause providing for exclusive jurisdiction in the Commonwealth of Massachusetts for any actions or disputes arising between the Trust and the Transfer Agent;

NOW THEREFORE, for good and valuable consideration received, the parties hereby agree to amend and restate the Agreement as follows:

1.	The first sentence of Section 43 of the Agreement is replaced in its entirety with the following:

This Agreement shall be construed in accordance with and governed by the laws of the Commonwealth of Massachusetts as in effect as of the date hereof, without giving effect to the conflicts of laws principles thereof, and the applicable provisions of the 1940 Act. To the extent that the applicable law of the Commonwealth of Massachusetts, or any of the provisions herein, conflict with the applicable provisions of the 1940 Act, the latter shall control. The Trust and the Transfer Agent hereby consent to the jurisdiction of a state of federal court situated in the Commonwealth of Massachusetts in connection with any dispute arising hereunder. Any action or dispute between the Trust and the Transfer Agent arising out of this Agreement shall be brought exclusively in the state or federal courts in the Commonwealth of Massachusetts. The Trust and the Transfer Agent hereby irrevocably waive, to the fullest extent permitted by applicable law, any objection which any such party may now or hereafter have to the laying of venue of any such proceeding brought in such a court and any claim that such proceeding brought in such a court has been brought in an inconvenient forum.

2.	The following is added as a new Section 43(j) of the Agreement:

No Third-Party Beneficiaries. For the avoidance of doubt, and without in any way indicating or implying that there are any third-party beneficiaries to the Agreement or any other agreement to which the Trust or any series thereof is a party, no person other than the Trust and the Transfer Agent shall be deemed to be a party to this Agreement or shall be entitled to any right or benefit arising under or in respect of this Agreement; there are no third-party beneficiaries of this Agreement. Without limiting the generality of the foregoing, nothing in this Agreement is intended to, or shall be read to, (i) create in any person other than the Trust and the Transfer Agent (including without limitation any shareholder of any Fund) any direct, indirect, derivative, or other rights against the Trust or the Transfer Agent, or (ii) create or give rise to any duty or obligation on the part of the Transfer Agent or the Trust (including without limitation any fiduciary or other duty) to any person.

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IN WITNESS WHEREOF, the Trust and the Transfer Agent have each caused this Amendment to be executed as of September 21, 2016.

WANGER ADVISORS TRUST

By:	/s/ P. Zachary Egan
Name:
Title:

COLUMBIA MANAGEMENT INVESTMENT SERVICES CORP.

By:	/s/ G. Kephart-Strong
Name:
Title: